UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ROCKET PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

77313F 106
(CUSIP Number)

RTW Investments, LP
Attn: Roderick Wong
412 West 15th Street, Floor 9
New York, New York 10011

Copies to:

Ryan A. Murr
Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, California 94105
(415) 393-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 77313F 106

1	NAME OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,057,324*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,057,324*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,057,324*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%*
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA, OO

CUSIP No. 77313F 106

1	NAME OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,057,324*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,057,324*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,057,324*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

*
The above-referenced shares of common stock, par value $0.01 per share (the “Common Stock”) of Rocket Pharmaceuticals, Inc. (the “Issuer”), reported hereunder are held by one or more funds (together the “Funds”) managed by RTW Investments, LP (the “Adviser”). The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all such shares of Common Stock held by the Funds. Roderick Wong is the Managing Partner and Chief Investment Officer of the Adviser.

SCHEDULE 13D

Explanatory Note: This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of RTW Investments, LP and Roderick Wong (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on January 16, 2018, and amended on November 29, 2018 (as amended, the “Schedule 13D”), with respect to the Common Stock of the Issuer.

Items 3 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Schedule 13D shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

This Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 2 to the Schedule 13D filed on January 16, 2018 is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

Since the date of the Schedule 13D, the Reporting Persons made the following transactions:

On December 27-28, 2018 an investment fund managed by RTW Investments, LP purchased 100,000 shares of Common Stock directly from the Issuer for a per-share price of $13.93 in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended. The shares of Common Stock were purchased using cash on hand.

On April 18, 2019, upon the closing of the Issuer’s underwritten public offering of Common Stock conducted pursuant to a registration statement on Form S-3 (the “Offering”), an investment fund managed by RTW Investments, LP purchased 550,005 shares of Common Stock from the underwriters of the Offering at the public offering price of $17.50 per share. The shares of Common Stock were purchased using cash on hand.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

Items 7 through 11 and 13 of the cover pages of this Amendment and the footnote thereto are incorporated herein by reference.

(c)

Except as described herein, neither Reporting Person has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) – (e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2019

RTW INVESTMENTS, LP

By:	/s/ Alice Lee
Alice Lee, as attorney-in-fact

RODERICK WONG

By:	/s/ Alice Lee
Alice Lee, as attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).